FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September 2004

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









Media
Information

24 September 2004

BG Group announces LNG Agreements in Egypt

BG Group today announced that it has signed agreements with Egyptian General Petroleum Corporation (EGPC), Egyptian Natural Gas Holding Company (EGAS) and Petronas for the export of natural gas via the SEGAS LNG plant located in Damietta, Egypt.

The gas supply will come from the BG Group-operated Scarab Saffron fields in the West Delta Deep Marine (WDDM) Concession, offshore the Nile Delta. Commencing in the first quarter of 2005, BG Group and its upstream partners, EGPC and Petronas will toll approximately 225 mmscfd of export gas through the SEGAS LNG plant for the first four years of the five year contract and approximately 150 mmscfd in the final year. The final processing and shipping arrangements will be completed within the next few weeks.

Stuart Fysh, BG Group Executive Vice President and Managing Director, Mediterranean Basin and Africa, said:

"These agreements build on BG Group's existing upstream and LNG positions in Egypt and create value by accelerating production from Scarab Saffron and increasing BG's LNG exports which have exposure to international gas prices. BG's purchase of LNG produced at Damietta - approximately 0.7 million tonnes per year - confirms BG Group's position as Egypt's largest LNG buyer."

"These agreements once again demonstrate BG Group's ability to create value through the natural gas chain by connecting our assets in Egypt to our market positions in the US and Europe."

In addition to the export gas, Scarab Saffron will continue to supply a minimum of 475 mmscfd to Egypt's domestic grid, lifting the contractual minimum Scarab Saffron off-take to 700 mmscfd.

Two wells will be added at Scarab Saffron and the facilities are being de-bottlenecked to enable sustained supply at higher production rates. It is anticipated that once de-bottlenecking is completed early in 2005, Scarab Saffron facilities will be capable of delivering of 800 mmscfd.

                                     -ends-

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. The company's core geographical areas are the UK, Egypt, North America, South America, Kazakhstan, India and Trinidad & Tobago.

BG is an important participant in the development of the gas business in Egypt, with both upstream and downstream investments. It has interests in two gas-producing areas offshore the Nile Delta - the Rosetta fields and the West Delta Deep Marine (WDDM) Concession, which includes the Scarab Saffron fields.

Since delivering first gas in March 2003, Scarab Saffron has proved a reliable supplier to the domestic market. On 1 January 2004, the Daily Contract Quantity
(DCQ) rose to 586 mmscfd (annual minimum take at 75 per cent of DCQ ie. 440 mmscfd). In 2005 the domestic DCQ will rise to give an average minimum take throughout the year of approximately 480 mmscfd, before being set on 1 January 2006 at a DCQ of 633 mmscfd, which equates to a minimum take of 475 mmscfd. The export sales via the SEGAS plant at Damietta raises the effective minimum take volumes from Scarab Saffron by an additional 225 mmscfd for the first four years and 150 mmscfd in the final year over these domestic minimum take volumes.

Scarab Saffron is the first sub-sea development in Egypt. The facilities consist of eight sub sea wells connected to a sub sea manifold and in turn connected by 24-inch and 36-inch pipelines to an onshore processing terminal. The fields are located approximately 90 kilometres from the shore and in water depths of more than 700 metres.

Enquiries:

Communications +44 (0) 118 929 3717
Out of hours media pager: +44 (0) 7659 150 428
Investor Relations +44 (0) 118 929 3025

Website: www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: September 24, 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary